03015262

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR - 3 2003 WASH, D.C. 181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

C.E. Gaye & Sons Securities LTD

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Jackson Ave.
(No. and Street)

Syosset	NY	11791
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher E. Gaye 516 921-4650
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Don Angelo CPA
(Name — *if individual, state last, first, middle name*)

22 Jericho Turnpike,	Mineola	NY	11501
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher E. Gaye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.E. Gaye & Sons Securities LTD, as of December 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

FRANK GIORGIO, JR.
Notary Public, State of New York
No. 30-1442375
Qualified in Nassau County
Commission Expires May 31, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) ~~Statement of Changes in Financial Condition~~. Cash Flows (Per FASB 95)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) ~~A report describing any material inadequacies~~ [illegible]
  Report on Internal Control Required by SEC Rule 17A5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph A. Don Angelo
Certified Public Accountant
22 Jericho Turnpike
Mineola, New York 11501
516 742 0400 Fax 516 742 7719

INDEPENDENT AUDITOR'S REPORT

C. E. Gaye and Sons Securities, Ltd.

We have audited the accompanying statement of financial condition of C. E. Gaye & Sons Securities, Ltd.as of December 31, 2002, and the related statements of income, changes in stockholder equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C. E. Gaye & Sons Securities, Ltd. as of December 31, 2002, and the results of their operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mineola, New York
February 11, 2003

C. E. Gaye & Sons Securities Ltd.
Statement of Financial Condition
For the Year Ended December 31, 2002

Assets

	2002
Current Assets:	
Cash and cash equivalents	$ 17,640.00
Deposit-clearing organization	29,825.00
Marketable securities	59,973.00
Accounts receivable	16,057.00
Prepaid expenses	2,148.00
Total Current Assets	125,643.00
Other Assets:	
Security deposit	1,067.00
Total Other Assets	1,067.00
Total Assets	$ 126,710.00

Liabilities and Stockholders Equity

Current Liabilities:	
Accounts payable and accrued expenses	$ 8,454.00
Payroll taxes payable	10,271.00
Total Liabilities	18,725.00
Stockholder's Equity:	
Common Stock, no par value, 200 shares authorized; 100 shares issued and outstanding	105,688.00
Retained earnings	2,297.00
Total Stockholder's Equity	107,985.00
Total Liabilities and Stockholder's Equity	$ 126,710.00

See auditor's report and notes to financial statements

C. E. Gaye & Sons Securities Ltd.
Statement of Income
For the Year Ended December 31, 2002

	2002
REVENUES:	
Commissions - clearing broker	$ 168,499.00
Commissions - mutual funds	139,632.00
Trading gains and losses	1,613.00
Interest	298.00
Other Income	1,639.00
Total Revenue	311,681.00
EXPENSES:	
Payroll and benefits	161,318.00
Commissions	70,788.00
Communications	19,578.00
Retirement plan	16,067.00
Rent	9,276.00
Office Expense	8,100.00
Regulatory fees	6,426.00
Advertising & promotions	4,124.00
Travel & enterainment	3,753.00
Professional fees	3,666.00
Insurance	2,735.00
Other operating expenses	618.00
	306,449.00
NET INCOME BEFORE TAXES	5,232.00
PROVISION FOR INCOME TAXES	1,064.00
NET INCOME	$ 4,168.00

See auditor's report and notes to financial statements

C. E. Gaye & Sons Securities Ltd.
Statement Of Changes in Stockholders Equity
For the Year Ended December 31, 2002

	2002
Retained Earnings, beginning of year	$ 103,817.00
Net Income	4,168.00
Retained Earnings, end of year	$ 107,985.00

See auditor's report and notes to financial statements

C. E. Gaye and Sons, Limited/Pumphrey Securities Limited
Statement of Cash Flows
For the Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$4,168
Adjustments to reconcile net cash provided by operating activities	
(Increase) decrease in operating assets:	
Receivables - Clearance account	13,184
Securities segregated under federal and other regulations	(184)
Prepaid taxes	2,133
Increase (decrease) operating liabilities:	
Payables - Clearance account	(2,538)
Payables to non-customers	7,484
Total Adjustments	20,079
Net cash provided by operating activities	24,247
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of investment	(10,000)
Net cash used in investment activities	(10,000)
Decrease in cash	14,247
Cash at beginning of the year	3,393
Cash at end of year	$17,640

See auditor's report and notes to financial statements.

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. BUSINESS ORGANIZATION AND DESCRIPTION

C.E. Gaye & Sons Securities Ltd. is a registered broker and dealer in securities under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. The corporation has 200 shares authorized and 100 shares outstanding.

2. SIGNIFICANT ACCOUNTING POLICIES

a. Revenues and Expenses:

Commission income and related expenses from securities transactions have been recorded on a trade date basis. Other revenues and expenses are recognized on the accrual basis.

b. Office furniture, Fixtures, Equipment & Leasehold Improvements

The cost of this property is treated as an expense within the limitation of Section 179 under the Internal Revenue Code. All fixed assets have been fully depreciated and have no book value.

c. Income Taxes

C.E. Gaye & Sons Securities, Ltd. elected to be taxed as a "C" corporation. The provision for income taxes for 2002 was Federal:($256). New York State: ($808).

d. Statement of Cash Flows

The corporation defines cash in the statement of cash flows as: cash in bank(s).

3. SPECIAL RESERVE ACCOUNT FOR CUSTOMERS

C.E. Gaye & Sons Securities, Ltd. carries no customer accounts and does not process or safekeep customer funds or securities, and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission. All accounts are carried by First Clearing Corp. (8-35158).

4. EMPLOYEE BENEFIT PLAN - DEFINED CONTRIBUTION PLAN

C. E. Gaye & Sons Securities, Ltd. provide a simplified employee retirement plan (SEP) which covers an employee and corporate officers. The combined pension plan expense for 2002 was $16,067. It was funded in full in 2002.

5. COMMITMENTS AND CONTINGENCIES

C. E. Gaye & Sons Securities, Ltd. leases its office space under a lease agreement expiring July 31, 2004, requiring annual base rental payments of $7,845 plus adjustment for real estate tax increases.

Minimum rents due under the lease are as follows:

2003	$7,846
2004	4,577
	$12,423

6. NET CAPITAL REQUIREMENTS

C.E. Gaye & Sons Securities, Ltd. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1, and that the operations of the firm may be restricted if its net capital ratio exceeds 10:1. End of year net capital ratio was 18:1. This condition is due to a year end payroll bonus with larger than normal taxes due. This could have been paid at year-end, in which the year-end net capital ratio would have been 8:1. Computation of net capital and net capital ratios is shown on Schedule 1 of this report.

C. E. Gaye & Sons Securities Ltd.
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
For the Year Ended December 31, 2002
Schedule 1

	2002
Net Capital	
Total Stockholder's Equity	$ 107,985.00
Deductions	
Non-allowable Assets:	
Deposits	1,067.00
Pre-paid taxes	2,148.00
	3,215.00
Net Capital before haircuts on security positions	
(tentative net capital)	104,770.00
Haircuts on other securities	898.00
Net Capital	$ 103,872.00
Aggregate indebtedness	
Items included in statement of financial condition:	
Other accounts payable and accrued expenses	$ 18,725.00
Total Aggregate Indebtedness	18,725.00
Computation of Basic Net Capital Requirement	
Minimum net capital required	50,000.00
Excess net capital	53,872.00
Ratio: Aggregate indebtedness to net capital	0.18

See auditor's report and notes to financial statements

C. E. GAYE & SONS SECURITIES, LTD.
STOCKS - BONDS-MUTUAL FUNDS
MEMBERS: NASD - SIPC

75 Jackson Avenue - Syosset, NY 11791
Phone 516.921.4650 - Fax 516.921.4645

February 11, 2003

Joseph A. Don Angelo, CPA
22 Jericho Tpke.
Mineola, N.Y. 11501

Dear Mr. Don Angelo:

In connection with your examination of the statement of financial condition of C.E. Gaye & Sons Securities, Ltd. as of December 31, 2002, and the related statements of income, changes in owners' equity, changes in liabilities subordinated to claims of general creditors, and statement of cash flows of C.E. Gaye & Sons Securities, Ltd. as of December 31, 2002 and for the year then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly the financial position, results of operations, and changes in financial position of Pumphrey Securities in conformity with generally accepted accounting principles, we confirm to the best of our knowledge and belief, the following representations made to you during your examination.

1. We are responsible for the fair presentation in the financial statement, results of operations, and changes in financial position in conformity with generally accepted accounting principles.

2. We have made available to you all financial records and related data.

3. There have been no--

   a. Irregularities involving management or employees who have significant roles in the system of internal accounting control.

   b. Irregularities involving other employees that could have a material effect on the consolidated financial statements.

c. Communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices or record-keeping that could have a material effect on the consolidated financial statements.

4. We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

5. The following have been properly recorded or disclosed in financial statements:

a. Related party transactions and related amounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.

b. Arrangements with financial institutions compensating balances or other arrangements involving restrictions on cash balances and line-of-credit or similar arrangements.

c. Agreements to repurchase assets previously sold.

6. There are no--

a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

b. Other material liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5.

7. There are no unasserted claims or assessments that are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards No. 5.

8. There are no material transactions that have not been properly recorded in the accounting records underlying the

financial statements.

9. Brokers' debt balances, and other accounts receivables are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

10. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets, nor has any asset been pledged except as disclosed in the consolidated financial statements or the notes thereto.

11. Provision has been made for any material loss to be sustained in the fulfillment of, or from inability to fulfill, any purchase or sales commitments.

12. There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements except as disclosed in the consolidated financial statements or notes thereto.

13. In addition, the Company at December 31, 2002, had--

a. No material unrecorded assets or contingent assets.

b. No open contractual commitments other than those appearing on the memo books and records.

c. No borrowings or claims that were unconditionally subordinated to all claims or general creditors pursuant to a written agreement.

14. We have complied with all aspects of contractual agreements that would have a material effect on financial statements in the event of noncompliance.

15. No events have occurred subsequent to the balance sheet date that would require adjustment to, or disclosure in, the consolidated financial statements.

16. There are no capital withdrawals anticipated within the next six months.

17. There are no material inadequacies at December 31, 2002 or during the period January 1, 2003 to February 11, 2003, in the accounting system, the internal accounting controls, the procedures for safeguarding securities, and the practices and procedures followed--

a. In making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11).

b. In complying with the requirement for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

18. Net capital computations, prepared by the Company during the period from January 1, 2003, through February 4, 2003, indicated that the company was in compliance with the requirements of rule 15c3-1 at all times during the period.

19. C.E. Gaye & Sons Securities, Ltd. carries no customer accounts and does not process or safekeep customer funds or securities, and is therefore exempt from rule 15c3-3. The conditions for the exemption from Rule 15c3-3 are being complied with.

Very truly yours,

C.E. GAYE & SONS SECURITIES, LTD.

President & Registered Financial Principal

Joseph A. Don Angelo
Certified Public Accountant
22 Jericho Turnpike
Mineola, New York 11501
516 742 0400 Fax 516 742 7719

REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To C. E. Gaye & Sons Securites, Ltd.

In planning and performing our audit of the financial statements and supplemental schedules of C. E. Gaye & Sons Securities, Ltd. for the year ended December 31, 2002, we considered its internal control including, control activities for safeguarding securities, in order to determinie our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by C. E. Gaye & Sons Securities, Ltd., including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph A. Don Angelo

Mineola, New York
February 11, 2003